CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                  June 5, 2018


VIA EDGAR CORRESPONDENCE
------------------------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:                First Trust Series Fund
                       File Nos. 811-22452 and 333-168727
                ------------------------------------------------

Ladies and Gentlemen:

      On behalf of First Trust Series Fund (the "Registrant"), we are requesting template filing relief pursuant to Rule 485(b)(i)(vii) under the Securities Act of 1933, as amended, (the "1933 Act") ("Template Filing Relief") for the Registrant in relation to the disclosure changes made to the Registrant's registration statement in Post-Effective Amendment No. 28 under the 1933 Act and Amendment No. 29 under the Investment Company Act of 1940, as amended (the "Template Filing"). The Template Filing relates to the First Trust AQA(R) Equity Fund, a series of the Registrant.

      The only change to the Registrant's registration statement in the Template Filing was the addition of the section entitled "Morgan Stanley Smith Barney LLC ("Morgan Stanley") Class A Sales Charge Waivers" in the prospectus and statement of additional information. We have previously requested selective review of the inclusion of the above referenced disclosure pursuant to the Securities and Exchange Commission's Division of Investment Management Guidance Update No. 2016-06 (December 2016). We are now requesting Template Filing Relief for the other series of the Registrant set forth in Appendix A hereto (the "Replicate Filings").

      In connection with this request, we represent that:

         o The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings;

         o The Replicate Filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon; and


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June 5, 2018
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         o  The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under rule 485(b).

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                      Sincerely yours,

                                      CHAPMAN AND CUTLER LLP


                                      By: /s/ Morrison C. Warren
                                          ------------------------------------
                                              Morrison C. Warren


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United States Securities and Exchange Commission
June 5, 2018
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                                   APPENDIX A

        First Trust/Confluence Small Cap Value Fund

        First Trust Preferred Securities and Income Fund

        First Trust Short Duration High Income Fund